UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Evelo Biosciences, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

299734202

(CUSIP Number)

July 11, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-l(b)

☐	Rule 13d-l(c)

☐	Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “file”" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	299734202
1.	Names of Reporting Persons: Horizon Technology Finance Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,164,502
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,164,502
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,164,502
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 11.5%
12.	Type of Reporting Person (See Instructions): IV

Item 1.

(a)	Name of Issuer:

Evelo Biosciences, Inc.

(b)	Address of Issuer's Principal Executive Offices:

620 Memorial Drive, 5th Floor

Cambridge, MA 02139

Item 2.

(a)	Name of Person Filing (the “Reporting Person”):

Horizon Technology Finance Corporation

(b)	Address of Principal Business Office or, if none, Residence:

312 Farmington Avenue

Farmington, CT 06032

(c)	Citizenship:

State of Delaware

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share

(e)	CUSIP Number:

299734202

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☒	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Aggregate beneficial ownership consists of 2,164,502 shares of comment stock.

Horizon Technology Finance Corporation (the “Reporting Person”) owns directly 962,000 shares of common stock.

Horizon Credit II LLC (“HCII”), a wholly owned direct subsidiary of the Reporting Person, owns directly 481,001 shares of common stock. The Reporting Person is the sole member and manager of HCII, with full voting and dispositive power. The Reporting Person may be deemed to have sole voting power and sole dispositive power in the shares of common stock held by HCII.

Horizon Funding I, LLC (“HFI”), an indirect wholly owned subsidiary of the Reporting Person, owns directly 721,501 shares of common stock. The Reporting Person is the sole member and manager of Horizon Secured Loan Fund I LLC, which is the sole member and manager of HFI, and the Reporting Person has full voting and dispositive power. The Reporting Person may be deemed to have sole voting power and sole dispositive power in the shares of common stock held by HFI.

(b)	Percent of class:

11.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,164,502

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,164,502

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See item 4. above.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2023	HORIZON TECHNOLOGY FINANCE CORPORATION

By:	/s/ Robert D. Pomeroy, Jr.
Robert D. Pomeroy, Jr.
Chief Executive Officer